PUBLIC

[redacted]

09057526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champlain Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 Taconic Road
(No. and Street)

Greenwich, CT 06831
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence M. Crikelair 917-807-9833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bakay, Gregory H.
(Name – *if individual, state last, first, middle name*)

256 Columbia Turnpike, Suite 213A, Florham Park, NJ 07932
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
FEB 25 2009
Washington, DC
100

OATH OR AFFIRMATION

I, Terence M. Crikelair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champlain Advisors, LLC, as of February 23, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WIWATSORN VIWATTHANASORN
State of Connecticut
Notary Public
My Commission Expires Dec. 31, 2012

Notary Public

Signature

Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

Champlain Advisors, LLC

Audited Financial Statements for the years ended 2008 and 2007

SEC Registration Number: 8-66233

CRD Registration Number 129560

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Champlain Advisors, LLC

Address: 343 Taconic Road
Greenwich, CT 06831

Telephone: 917-807-9833

SEC Registration Number: 8-66233

NASD Registration Number: 129560

(ii) Accounting Firm

Name: Gregory H. Bakay, CPA

Address: 256 Columbia Turnpike,Suite 213A, Florham Park, NJ 07932

Telephone: 973-377-2117

Accountant's State Registration Number: 20CB00544200

(iii) Audit date covered by the Agreement: 12/31/2008

(iv) The contractual commitment to conduct the broker's or dealer's annual audit—(check one)

( ) is for the annual audit only for the fiscal year ending 2 .*

(X) is of a continuing nature providing for successive annual audits.

*if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature:________________________________

Name: Terence M. Crikelair

(By Firm's FINOP or President)

Title: Member Date: 2/23/09

GREGORY H. BAKAY
Certified Public Accountant • Certified Valuation Analyst

256 Columbia Turnpike • Suite 213A • Florham Park, New Jersey 07932
Phone: 973-377-2117 • Facsimile: 973-377-0115

INDEPENDENT AUDITOR'S REPORT

To the Members of
Champlain Advisors, LLC

I have audited the balance sheets of Champlain Advisors, LLC as of December 31, 2008 and 2007 and the related statements of income, members' capital, and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champlain Advisors, LLC at December 31, 2008 and 2007, and the results of their operations, changes in members' capital and their cash flows for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States.

Gregory Bakay

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 23, 2009

CHAMPLAIN ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash	$ 329,383	$ 372,950
Receivables from Customers	93,937	19,337
Property and Equipment- Net of Accumulated Depreciation	62,719	69,554
Prepaid Expenses	45,252	34,250
TOTAL ASSETS	$ 531,291	$ 496,091
LIABILITIES & MEMBER CAPITAL		
Accounts Payable	107,254	120,864
TOTAL LIABILITIES	107,254	120,864
MEMBER EQUITY		
Member Capital	424,037	375,227
Total Member Capital	424,037	375,227
TOTAL LIABILITIES & MEMBER CAPITAL	$ 531,291	$ 496,091

See accompanying notes and auditor's report.

NOTE 1 – SUMMARY OF SIGNIFICIANT ACCOUNTING POLICIES

Nature of Operations

Champlain Advisors, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority(FINRA). The principal business of Champlain Advisors, LLC is to advise alternative asset managers regarding capital raising and to arrange commitments from institutional investors to provide such capital. Champlain Advisors, LLC clients include managers of venture capital, leverage buyout and other types of alternative investments. The investors with whom the firm deals include public and private pension funds, endowments, trusts and foundations and other financial institutions.

Basis of Presentation

The statements are prepared in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

Revenue from services to customers is recognized ratably over the periods in which substantive services have been provided and is deemed earned.

During 2008, management changed it policy of recognizing revenue. The change was made because management believes the change provides a better method of matching revenue and cost. The prior period has been restated to conform with the change in revenue recognition.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Management believes that all accounts receivable as of December 31, 2008 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2008.

Property and Equipment

Property and equipment is stated at cost and depreciated principally by the straight-line method over the estimated useful lives of the assets. Management assesses the recoverability of the carrying amount of property and equipment if certain events or changes occur, such as a significant decrease in market value of the assets or a significant change in the business conditions in a particular market.

Advertising

Advertising and sales promotion costs are expensed when incurred. Advertising for the years ended December 31, 2008 and 2007 were $ 122,548 and $ 99,243 respectively. Advertising is included in selling expenses on the Statement of Inocme.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

NOTE 2 – CONCENTRATION OF RISK

Net Sales for the year ended December 31, 2008 includes sales to three major customers, each of which accounted for more than 10 % of the total net sales of the Company, as follows:

Customer	Percent of Sales	Receivables at December 31, 2008
A	27.7	$ 1,146,848
B	24.4	1,011,080
C	17.9	740,540
D	12.8	531,535
	82.8	$ 3,430,003

NOTE 3 – ACCOUNTS RECEIVABLES FROM CUSTOMERS

At December 31, accounts receivables consisted of the following:

	2008	2007
Current Receivables	$ 93,937	$ 19,337

NOTE 4 – PROPERTY AND EQUIPMENT

Property and Equipment consist of the following:

	2008	2007
Computer Hardware	$ 62,483	$ 51,901
Furniture and fixtures	31,233	31,233
Software	36,689	29,855
	130,405	112,989
Less: Accumulated depreciation	67,686	43,435
Net Property and Equipment	$ 62,719	$ 69,554

NOTE 5 – ACCOUNTS PAYABLE

Balance comprised of the following:

	2008	2007
Trade Payables – Related Parties	$ 93,393	$ 43,345
Trade Payables – Vendors	13,861	77,519
Total	$ 107,254	$120,864

NOTE 6 – RELATED PARTY TRANSACTIONS

Lease Commitments

The Company leases its office space under a five year lease expiring in the year 2013, from a member of the Company. The lease requires monthly rental payments of $4,000.

Rent expense for the years ended December 31, 2008 amounted to $ 57,000. Future minimum rentals under the operating leases for the years ending December 31 are as follows:

	2008
2009	48,000
2010	48,000
2011	48,000
2012	48.000
2013	12,000
Total	$ 204,000

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company sponsors a 401K pension plan for qualifying employees. Eligible employees can make voluntary contributions up to federally designated limits. The Company shall make contributions to the Plan in accordance with the contribution formula described in the Adoption Agreement. The maximum Company contribution is 3% of Qualifying Compensation or amouns up to federal limits. Eligible employees are always fully vested in their account balances. The Company's pension expense for the year ended December 31, 2008 was $ 62,393.

NOTE 8 – NET CAPITAL REQUIREMENTS

Champlain Advisors, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, Champlain Advisors, LLC had net capital of $ 216,104, which was $ 208,961 in excess of its required net capital of $ 7,143.

NOTE 9 – SUPPLEMENTAL DISCLOSURES OF CASH FLOW STATEMENT

During the years ended December 31, 2008 and 2007 cash payments for interest expense and income taxes were as follows:

	2008	2007
Interest paid	$ -0-	$ -0-
Taxes paid	-0-	-0-
	$ -0-	$ -0-

REPORT
ON INTERNAL CONTROL

To the Members of
Champlain Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Champlain Advisors, LLC (the Company) for the year ended December 31, 2008, I considered its internal control in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted some matters involving internal control that I believe should be improved. (See management letter points attached).

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Agency, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gregory Bakay

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 23, 2009

Management Letter Points

Develop an Internal Control System

I am recommending the following management points because during the course of the audit, I noticed control concerns that should be addressed by Champlain Advisors, LLC management. Due to the limited number of transactions, small in size, these concerns are not material to the financial statement assertions. I believe, however, that certain steps should be taken to remediate them. During the audit of the Company's books and records, I noticed the following:

Improve Segregation of Accounting Department Duties

Although the small size of the Company's office staff limits the extent of separation of duties, certain steps should be taken to separate incompatible duties. The basic premise is that no one employee should have access to both physical assets and the related accounting records or to all phases of a transaction.

Develop an Accounting Procedures Manual

I noted that the Company does not have an accounting procedures manual. There may be an assumption that because the Company's accounting system is relatively simple and accounting personnel have direct and easy access to management when questions arise, there is no need for a manual. However, written procedures, instructions, and assignments of duties will prevent or reduce misunderstandings, errors, inefficient or wasted effort, duplicated or omitted procedures, and other situations that can result in inaccurate or untimely accounting records. A well-devised accounting manual can also help to ensure that all similar transactions are treated consistently, that accounting principles used are proper, and that records are produced in the form desired by management. A good accounting manual should aid in the training of new employees and possibly allow for delegation to other employees of some accounting functions management performs.

It will take some time and effort for management to develop a manual; however, I believe this time will be more than offset by time saved later in training and supervising accounting personnel. Also, in the process of the comprehensive review of existing accounting procedures for the purpose of developing the manual, management might discover procedures that can be eliminated or improved to make the system more efficient and effective.